June 30, 2009
Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
RE:  Altra Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 5, 2009
Definitive Proxy
Filed April 24, 2009
File No. 001-33209
Altra Industrial Motion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 20, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
File No. 333-124944
Dear Mr. O’Brien:
This letter responds to the comments raised in your letter dated June 2, 2009 regarding your review of the Form 10-K for Fiscal Year Ended December 31, 2008 (the “Form 10-K”) of each of Altra Industrial Motion, Inc. and Altra Holdings, Inc. (together, “we” or the “Company”), the Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Form 10-Q”) for Altra Industrial Motion, Inc. and Altra Holdings, Inc. and the Definitive Proxy for Altra Holdings, Inc. We have repeated your comments 1 through 23 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.
Item 1. Business, page 4
1.	Comment: We note the disclosure on page 5 that your company has a history dating back to 1857. We also note the disclosure on page 13 that your company was formed in 2004. Finally, we note the disclosure under “History and Acquisitions” on page 39. Please clarify your corporate history, including a discussion of the nature of your business as it developed over time. Please also provide the information required by Item 101(a)(1) of Regulation S-K, or provide a cross-reference to the information if it is located elsewhere in the filing. Please show us in your supplemental response what the revisions will look like.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Response: In applicable future filings, we will expand our discussion in Item 1 to include additional information about our history, acquisitions and divestitures, similar to what is disclosed in Item 7 in our 10-K, in the following manner:
Although we were incorporated in Delaware in 2004, much of our current business has its roots with the prior acquisition by Colfax Corporation, or Colfax, of a series of power transmission businesses. In December 1996, Colfax acquired the MPT group of Zurn Technologies, Inc. Colfax subsequently acquired Industrial Clutch Corp. in May 1997, Nuttall Gear Corp. in July 1997 and the Boston Gear and Delroyd Worm Gear brands in August 1997 as part of Colfax’s acquisition of Imo Industries, Inc. In February 2000, Colfax acquired Warner Electric, Inc., which sold products under the Warner Electric, Formsprag Clutch, Stieber and Wichita Clutch brands. Colfax formed Power Transmission Holding LLC, or PTH, in June 2004 to serve as a holding company for all of these power transmission businesses. Boston Gear was established in 1877, Warner Electric, Inc. in 1927 and Wichita Clutch in 1949.
On November 30, 2004, we acquired our original core business through the acquisition of PTH from Colfax. We refer to this transaction as the PTH Acquisition.
On October 22, 2004, The Kilian Company, or Kilian, a company formed at the direction of Genstar Capital, acquired Kilian Manufacturing Corporation from Timken U.S. Corporation. At the completion of the PTH Acquisition, (i) all of the outstanding shares of Kilian capital stock were exchanged for shares of our capital stock and (ii) Kilian and its subsidiaries were transferred to our wholly owned subsidiary.
On February 10, 2006, we purchased all of the outstanding share capital of Hay Hall Holdings Limited, or Hay Hall. Hay Hall is a UK-based holding company established in 1996 that is focused primarily on the manufacture of couplings and clutch brakes. Hay Hall consists of five main businesses that are niche focused and have strong brand names and established reputations within their primary markets.
Through Hay Hall, we acquired 15 strong brands in complementary product lines, improved customer leverage and expanded geographic presence in over 11 countries. Hay Hall’s product offerings diversified our revenue base and strengthened our key product areas, such as electric clutches, brakes and couplings. Matrix International, Inertia Dynamics and Twiflex, three Hay Hall businesses, combined with Warner Electric, Wichita Clutch, Formsprag Clutch and Stieber, make the consolidated company one of the largest individual manufacturers of industrial clutches and brakes in the world.
On May 18, 2006, we acquired substantially all of the assets of Bear Linear. Bear Linear manufactures high value-added linear actuators which are electromechanical power transmission devices designed to move and position loads linearly for mobile off-highway and industrial applications. Bear Linear’s product design and engineering expertise, coupled with our sourcing alliance with a low cost country manufacturer, were critical components in our strategic expansion within the motion control market.
On April 5, 2007, the Company acquired all of the outstanding shares of TB Wood’s. TB Wood’s is an established designer, manufacturer and marketer of mechanical and electronic industrial power transmission products with a history dating back to 1857.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

On October 5, 2007, we acquired substantially all of the assets of All Power Transmission Manufacturing, Inc. (“All Power”).
On December 31, 2007, we sold the TB Wood’s adjustable speed drives business or Electronics Division, to Vacon, Inc. We sold the Electronics Division in order to continue our strategic focus on our core electro-mechanical power transmission business.
2.	Comment: Please explain in greater detail your corporate structure and how your operations are conducted through this structure. Please show us in your supplemental response what the revisions will look like.
Response: Altra Holdings, Inc. is the parent company of Altra Industrial Motion, Inc. (“Altra Industrial”) and owns 100% of Altra Industrial’s outstanding capital stock. Altra Industrial, directly or indirectly, owns 100% of the capital stock of its 48 subsidiaries. The following chart illustrates a summary of our corporate structure:
The subsidiaries of Altra Industrial design, produce and market a wide range of MPT and motion control products. The business conducted at our subsidiaries is organized into five operating segments; Electro Magnetic Clutches & Brakes, Heavy Duty Clutches & Brakes, Overrunning Clutches & Engineered Bearing Assemblies, Engineered Couplings and Gearing and Belted Drives.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Our Company, page 4
3.	Comment: Please disclose the information required by Item 101(e)(4) of Regulation S-K. Please show us in your supplemental response what the revision will look like.
Response:
In applicable future filings, we will provide enhanced disclosures to comply with Item 101(e)(4) of Regulation S-K, in the following manner.
Our Internet address is www.altramotion.com. By following the link “Investor Relations” and then “SEC filings” on our Internet website, we make available, free of charge, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) as soon as reasonably practicable after such forms are filed with or furnished to the SEC. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Critical Accounting Policies, page 30
Goodwill, Intangibles and other long-lived assets, page 31
4.	Comment: As your customer relationships and tradenames/trademarks intangible assets are 15% of total assets as of December 31, 2008, please provide a more comprehensive discussion of your testing of these assets for impairment. In this regard, we note your statement that you may be required to take an impairment charge for your long-lived assets in future periods. Examples of how you could enhance your disclosures include:
•	A statement as to whether you tested any of your customer relationship intangible assets for impairment during the current fiscal year. For those customer relationship intangible assets that were tested, please disclose (a) a more detailed explanation of the method under the income approach used to estimate the fair value; (b) a qualitative and quantitative description of the material assumptions used in the method; and (c) a sensitivity analysis of the material assumptions using other reasonably likely inputs in the method including the impact to the fair value of the intangible assets.
•	For your tradenames/trademarks, please provide a more detailed explanation of the method used under the income approach to estimate fair value. Please also disclose the material assumptions used in the method. If any of the material assumptions changed from the previous testing period, please disclose the assumptions previously used, the reasons for the changes, and the impact the changes had on the estimated fair value. Please also provide a sensitivity analysis that includes (a) the other reasonably likely key assumptions; (b) how those assumptions would have impacted the estimated fair value in comparison to the carrying value; and (c) the factors that could result in you using the other reasonably likely assumptions in the future.
Please provide us with the disclosures you intend to include in future filings, beginning with your second quarter of fiscal year 2009 Form 10-Q. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Response: During the fourth quarter of 2008, a goodwill impairment was identified and recorded at three reporting units which, in turn, triggered an impairment analysis with respect to long-lived assets at those reporting units.
For our definite lived intangible assets, mainly customer relationships, we estimated the future cash flows using the excess earnings method, a derivation of the discounted cash flow method. We estimated total revenue attributable to existing customer relationships and projected customer revenue growth for the remainder of the projection period. Existing customer revenue was then multiplied by an attrition curve based on our historical attrition rates for each reporting unit. We estimated profitability for the customer relationship based on the overall reporting unit’s profitability. We compared the estimated future undiscounted cash flows to the carrying value of the customer relationship for each reporting unit and did not identify any impairment.
For our indefinite lived intangible assets, mainly trademarks, we estimated the fair value first by estimating the total revenue attributable to the trademarks for each of the reporting units. Second, we estimated an appropriate royalty rate using the return on assets method by estimating the required financial return on our assets, excluding trademarks, less the overall return generated by our total asset base. The return as a percentage of revenue provides an indication of our royalty rate. We compared the estimated fair value of our trademarks with the carrying value of the trademarks and did not identify any impairment.
In applicable future filings, in the event we have a triggering event, we intend to enhance our disclosures surrounding our definite lived assets, which include customer relationships, and indefinite lived assets which include our trademarks and tradenames with disclosure similar to that set forth above in this response.
Comment: We note that you recognized a $31.8 million impairment charge for goodwill assigned to three of your reporting units, which had a material impact to fiscal year 2008 income from operations. We further note that you attributed the goodwill impairment charge to significant declines in macroeconomic market conditions, substantial declines in global equity valuations, and your market capitalization. There is a concern that investors may not fully understand why such a significant charge was recognized during the fourth fiscal quarter as you have provided a general explanation rather than specific disclosures of the facts and circumstances, your operating results otherwise increased over fiscal year 2007, and you recognized strong operating cash flows. In future filings, please revise your disclosures to provide investors with a detailed discussion of the factors that caused a material change in the estimated fair value of the reporting units. Specifically, please consider the following points, at a minimum:
•	A detailed explanation as to how each of the three factors disclosed impacted the assumptions used in preparing the discounted cash flow analysis for each of the three reporting units. Please note that your discussion should fully explain the issues that arose during fiscal year 2008 that resulted in changes to your long-term cash flow projections for these three reporting units to the extent that a goodwill impairment charge was required. For example, we note that your market capitalization was approximately $202.4 million based on your closing stock price and outstanding shares of common stock as of December 31, 2008. We further note that total stockholders’ equity subsequent to the goodwill impairment charge is $128.9 million. Please address how your market capitalization impacted your goodwill impairment tests.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

•	As you use an income approach using the discounted cash flow method to estimating the fair value of your reporting units, please provide a detailed explanation as to how market capitalization was one of the material factors resulting in the goodwill impairment charge. In this regard, market capitalization is typically associated with the market approach for estimating fair value.
•	Include a quantitative description of all the material assumptions used in the discounted cash flow model and how the assumptions used in the current year changed since the prior year and highlight the impact of any changes. For example, disclose the actual discount rates used both in the current year and the prior year and explain the impact of this change on the estimated fair value of each of your reporting units.
•	For each of the three reporting units, disclose the amount of goodwill remaining. If the impairment charge eliminated goodwill for any or all of the three reporting units, please disclose as such.
Please provide us with the disclosure you intend to include in future filings beginning with your second quarter of fiscal year 2009 Form 10-Q.
Response: Please see our response to comment #6 below. We have included responses to the above comments in our response to comment #6.
6.	Comment: We note that goodwill is 15% of total assets as of December 31, 2008. We note that you have provided a sensitivity analysis that indicates if the percentage change were to occur, certain of your reporting units may have goodwill at-risk for impairment. There is a concern that your current disclosures may not fully communicate to investors the material uncertainties underlying your assets including goodwill. If you (a) have reporting units with estimated fair values that do not materially exceed the carrying value, or (b) were to use other reasonably likely inputs in the discounted cash flow model that could have been assumed at the balance sheet date that would result in the estimated fair value to be less than the carrying value of your reporting units, please revise your disclosure in future filings to provide investors with forewarning disclosures regarding the realizability of your remaining goodwill asset by addressing each of the following:
•	Disclose the number of reporting units you estimate the fair value for purposes of testing goodwill for impairment.
•	Disclose those reporting units with carrying values close to the estimated fair values, including (a) the amount of goodwill for the reporting unit, (b) the carrying value of the reporting unit and (c) the fair value of the reporting unit for each period presented.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

•	Provide qualitative and quantitative descriptions of the material assumptions used for each reporting unit and for each period presented. Examples of assumptions for a discounted cash flow method include (a) the discount rate, (b) the revenue growth rates, (c) the operating profit margins, and (d) the terminal rate, at a minimum. include a discussion for any material changes in assumptions between the current goodwill impairment test and the prior test.
•	We note your disclosure regarding a percentage change to your profitability forecast and discount rate. Please consider providing a sensitivity analysis that uses other reasonably likely assumptions in the discounted cash flow model and disclose the impact on the outcome of the goodwill impairment test. Specifically, please consider disclosing (a) the other reasonably likely key assumptions for each reporting unit; (b) how those assumptions would have impacted the result of the impairment test by reporting unit (i.e., if an impairment charge would have been recognized and an estimate of the amount); and (c) the factors that could result in you using the other reasonably likely assumptions in the future. A sensitivity analysis using other reasonably likely inputs provides investors with transparency into how the outcome of the goodwill impairment test or the amount of the impairment charge recognized would be impacted had the other reasonably likely inputs been used rather than a percentage change that may or may not be reasonably likely.
•	You have stated that your market capitalization contributed to the recognition of the goodwill impairment and that market conditions may cause future impairments. As such, please disclose the aggregate fair value of your reporting units and your market capitalization. Please also discuss and quantify the material differences between these two amounts, including the objective evidence used to support the reasonableness of the underlying differences.
Please provide us with the disclosures you intend to include in future filings beginning with your second quarter of fiscal year 2009 Form 10-Q. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
Response: In applicable future filings, beginning with the Form 10-Q for our second quarter of fiscal year 2009, we intend to enhance our disclosures surrounding goodwill as follows:
We have identified our reporting units in accordance with SFAS 142, paragraph 30. SFAS 142 states that “a reporting unit is an operating segment or one level below an operating segment (referred to as a component).” An operating segment is defined in paragraph 10 of Statement 131 as a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);
b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.	For which discrete financial information is available.
Goodwill has been allocated to each of the twenty one identified reporting units. In accordance with SFAS 142, we conducted an annual impairment review of goodwill and indefinite lived intangible assets as of December 31, 2008 at each of these reporting units.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

The breakdown of reporting units by acquisition and acquisition date are as follows:

Colfax acquisition — November 30, 2004	13 reporting units
Hay Hall acquisition — February 10, 2006	5 reporting units
Warner Linear acquisition — May 18, 2006	1 reporting unit
TB Wood’s acquisition — April 5, 2007	1 reporting unit
All Power Transmission — October 5, 2007	1 reporting unit
Beginning in the fourth quarter of 2008, almost all of our reporting units were impacted by the overall general economic decline. The decline in our weekly order rates was significant and almost immediate. Between the week of November 7, 2008 and November 14, 2008 order rates declined 21%. Prior to that week, order rates had been flat or increasing for over a year. On a consolidated basis weekly order rates from the week of November 14 through the final full week of the year, December 19, decreased an additional 33%.
We conducted our annual goodwill impairment analysis as of December 31, 2008. As a result of the goodwill impairment analysis, we recorded a goodwill impairment of $31.8 million at the TB Woods, Huco and Warner Linear reporting units. The goodwill remaining at these reporting units, after the adjustment for goodwill impairments, was $20.6 million at TB Woods and there was no goodwill remaining at either Warner Linear or Huco. Due to prevailing market conditions at the time of the acquisitions of these three reporting units, the purchase price paid as consideration for these three acquisitions required a higher premium when compared to the prior 2004 Colfax acquisition and therefore created higher goodwill at these reporting units.
As part of the annual goodwill impairment assessment we estimated the fair value of each of our reporting units using an income approach. We forecasted the future cash flows by reporting unit for each of the next five years and applied a long term growth rate to the final year of forecasted cash flows. The cash flows were then discounted using our estimated discount rate. The forecasts of revenue and profitability growth for use in the long-range plan and the discount rate were the key assumptions in our intangible fair value analysis. The five year revenue growth rate ranged from a decrease in sales in 2009 to an average increase of 5.8% for each of the years 2010 — 2013. The discount rate was an estimate of our weighted average cost of capital, 13%.
A continuation of the significant decrease in order rates in the final weeks of 2008 and continuing into 2009 was a key assumption when developing our long-term revenue and profitability plan for our goodwill impairment analysis as of December 31, 2008. All of our reporting units assumed significantly lower sales and lower profitability for 2009 in their long-term growth plan when compared to the forecast used in the goodwill impairment analysis as of December 31, 2007. The discount rate was not changed significantly from the December 31, 2007 goodwill impairment analysis.
Prior to filing our Form 10-K on March 6, 2009, we reviewed the assumptions used in our goodwill impairment analysis and noted that they had not changed significantly from when we completed our goodwill impairment assessment.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

We considered whether the sum of the fair value of all of our reporting units was reasonable when compared to the market cap on the date of the goodwill impairment analysis. As of December 31, 2008, our estimated enterprise fair value was $274.4 million. Our market capitalization was $208.7 million. The difference between the fair value of the enterprise and our market capitalization represented a control market premium of between 25% and 35%.
After the conclusion of our goodwill impairment analysis as of December 31, 2008, there was $77.5 million of goodwill remaining on a consolidated basis. There were four reporting units in which the difference between the carrying value of the reporting unit and the estimated fair value of the reporting unit was less than $1 million. The four reporting units carrying value, estimated fair value, goodwill balance, indefinite-lived intangible asset balances and definite lived intangible asset balance were as follows:

				Indefinite-	Definite-
				lived	lived
	Carrying	Estimated Fair	Goodwill	intangible	intangible
Reporting Unit	Value	Value	balance	asset	asset
All Power	13,086	16,298	628	2,089	—
TB Woods	72,971	73,283	20,659	7,953	20,455
Huco	1,084	3,714	—	553	689
Matrix	8,276	8,989	821	1,735	1,047
The preparation of revenue and profitability growth for use in the long-range plan and the discount rate requires significant use of judgment. If any of our reporting units do not meet our current year forecasted revenue and/or profitability estimates by more than 10%, assuming all other assumptions remain constant, we would perform an interim impairment assessment which could result in a goodwill impairment of up to $22.1 million and an impairment of indefinite and definite lived intangible asset of up to $34.5 million. An increase of 100 basis points in our discount rate judgment, assuming all other assumptions remain constant, would require TB Woods to perform an interim impairment assessment and could result in a goodwill write-off of up to $20.7 million and an impairment of definite lived and indefinite lived intangible assets of up to $28.4 million.
Goodwill and Intangible Assets, page 66
7.	Comment: In future filings, please include the rollforward of goodwill for each balance sheet period presented. Refer to paragraph 45.c. of SFAS 142 for guidance.
Response: In applicable future filings, in accordance with SFAS 142, paragraph 45.c we will provide a roll forward of goodwill for each balance sheet period presented.
Warranty Costs, page 67
8.	Comment: In future filings, please revise your disclosure to state the length of the warranty period for your products. Please also revise your presentation of your warranty reserve rollforward to present the line items required by paragraph 14 of FIN 45 in future filings. Specifically, please separately present the additions related to warranties issued during the reporting period and the additions related to preexisting warranties. Finally, please provide the tabular reconciliation for each of the three reporting units.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Response: In applicable future filings, beginning with our Annual Report on Form 10-K for fiscal year 2009, in accordance with paragraph 14 of FIN 45, we will revise our disclosure to state the length of the warranty period for our products. In addition, we will present a tabular rollforward of the warranty accrual for each of the three reporting periods shown and include additions to the accrual related to warranties issued during the reporting period and the additions related to preexisting warranties.
Concentrations of Credit, Segment Data and Workforce, page 79
9.	Comment: We note your disclosure that you have multiple operating segments as defined in paragraph 10 of SFAS 131 and that you are aggregating your multiple operating segments into one reportable. As you have stated that discrete financial information is not available by product line, it is unclear how your operating segments are organized. Further, we note that you recognized goodwill impairment at three of your reporting units, and your disclosure indicates that you have at least four reporting units. It appears possible that one or more of your operating segments may not have similar economic characteristics. Please provide us with your detailed analysis of paragraph 17 of SFAS 131 for each of your operating segments that demonstrates your operating segments should be aggregated into one reportable segment. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, and your segment profit measure and margin, along with any other information you believe would be useful in assessing economic similarity, for each of your operating segments for each of the three years ended December 31, 2008 and the 3-month periods ended March 31, 2009 and March 31, 2008 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).
Response: Effective January 2009, Carl R. Christenson was promoted to the position of President and Chief Executive Officer. Accordingly, in accordance with SFAS 131, at that time, he became our new chief operating decision maker (“CODM”). In addition, as disclosed in our Form 10-K for fiscal year 2008, we are currently going through an extensive restructuring plan which will result in the closing of up to six manufacturing facilities. As a result of the change in CODM and our restructuring activities, during the first quarter of 2009, we began to evaluate how our business is run and how financial information will be reviewed by our CODM.
During the first two quarters of 2009, we have begun to transition to a monthly reporting package that includes financial information for five operating segments. The five operating segments (“Platforms”) are Electro Magnetic Clutches & Brakes, Heavy Duty Clutches & Brakes, Overrunning Clutches & Engineered Bearing Assemblies, Engineered Couplings and Gearing and Belted Drives. The transition to this new reporting system was completed in May 2009.
Each Platform has a segment manager that is directly accountable for the Platform’s operating activities and compensation is based on the operating segment’s financial performance. Each month, our CODM conducts a business unit review with each Platform manager and reviews the operating performance of each Platform. On a weekly basis, bookings and order trends are reviewed on a Platform level by the CODM. Beginning with the 2009 budget process, we will produce budgeting and forecasting information at the Platform level.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

In addition, we have attached as Appendix A the historical information for our new operating segments which shows net sales, gross profit and recurring operating income, our segment performance measure, for the years ended December 31, 2006 through 2008 and the quarters ended March 29, 2008 and March 28, 2009.
We evaluated certain quantitative factors when determining how to present these operating segments in our financial statements including historical sales, gross profit and recurring operating income information. In reviewing this information we noted that the long-term average gross profit margins were within 10% of each other every year. In addition, the recurring operating income as a percent of sales was consistent across each operating segment.
The financial results of the operating segments are impacted in a similar manner by the same macroeconomic conditions. For example, all of our operating segments have been impacted significantly by the general economic downturn that has impacted the general industrial market. All of the operating segments have decreased sales in 2009 versus 2008, except Heavy Duty Clutch Brake. At our Heavy Duty Clutch Brake segment, however, there was significant backlog that existed as of December 31, 2008. As a result, in the first quarter of 2009, the operating segment was working through backlog and we expect to see a decrease in sales in the second quarter of 2009.
Almost all of our operating segments were impacted by this downturn within weeks of each other. Order rates on a consolidated basis decreased 22% in the week of November 16, 2008 and continued to decrease significantly through the end of the year.
We also evaluated certain qualitative factors in determining how to present these operating segments in our financial statements. All of the operating segments produce mechanical power transmission products. All of our manufacturing facilities produce multiple mechanical power transmission brands and products. We do not have insight into the product or brand information, the lowest level of detail available is at each manufacturing facility.
All of our products are sold by one global sales force and we have one global marketing function. Strategic markets and industries are determined for the entire company and then targeted by the brands. All of our manufacturing facilities have common manufacturing and production processes. Each facility includes a machine shop which uses similar equipment and manufacturing techniques. Each of our facilities uses common raw materials, such as aluminum, steel and copper. The materials are purchased and procurement contracts are negotiated by one global purchasing manager.
We serve the general industrial market by selling to OEMs and distributors. Our distributor customers serve the general industrial market. We negotiate company wide sales contracts with our large distribution customers. Resource allocation decisions such as capital expenditure requirements and headcount requirements are made at a consolidated level and allocated to the individual operating segments.
In conclusion, due to the similarity of the qualitative factors and the economic characteristics of the operating segments, we have aggregated our five reporting segments into one reportable segment.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

In future filings, we will expand our disclosure to more specifically address the qualitative and quantitative factors used in concluding that we operate one reportable segment in the following manner:
In accordance with SFAS 131, the Company has five operating segments that are regularly reviewed by our Chief Operating Decision Maker. Each of these operating segments represents an operating Platform that produces mechanical power transmission products. The Company aggregates all of the operating segments into one reportable segment in a manner that is consistent with the objective and basic principles of SFAS 131. All of our products are sold by one global sales force and we have one global marketing function. Strategic markets and industries are determined for the entire company and then targeted by the brands. All of our operating segments have common manufacturing and production processes. Each segment includes a machine shop which uses similar equipment and manufacturing techniques. Each of our segments uses common raw materials, such as aluminum, steel and copper. The materials are purchased and procurement contracts are negotiated by one global purchasing manager.
We serve the general industrial market by selling to OEMs and distributors. Our OEM and distributor customers serve the general industrial market. Resource allocation decisions such as capital expenditure requirements and headcount requirements are made at a consolidated level and allocated to the individual operating segments.
Discrete financial information is not available by product line at the level necessary for management to assess performance or make resource allocation decisions.
Commitments and Contingencies, page 81
10.	Comment: In future filings, please revise your disclosure to address the materiality of pending legal proceedings to your results of operations and cash flows in addition to your financial position. If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to your results of operations, cash flows and/or financial position, please address the need for specific disclosure of those loss contingencies in accordance with paragraph 9-10 of SFAS 5. Please provide us with the disclosure you intend to include in future filings.
Response: In applicable future filings, we will revise our disclosure to address the materiality of pending legal proceedings to our results of operations and cash flows in addition to our financial position as follows:
The Company is involved in various pending legal proceedings arising out of the ordinary course of business. None of these legal proceedings are expected to have a material adverse effect on the results of operations, cash flows, or financial condition of the Company. With respect to these proceedings, management believes that it will prevail, has adequate insurance coverage or has established appropriate reserves to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to the Company, there could be a material adverse effect on the results of operations, cash flows, or financial condition of the Company. As of December 31, 2008 and 2007, there were no product liability claims for which management believed a loss was probable. As a result, no amounts were accrued in the accompanying consolidated balance sheets for product liability losses at those dates.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Item 9A. Controls and Procedures, page 84
Disclosure Controls and Procedures, page 84
11.	Comment: We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please revise accordingly and show us in your supplemental response what the revisions will look like.
Response: In applicable future filings, we will revise our disclosure regarding disclosure controls and procedures as follows:
The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended or the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed in reports filed under the Exchange Act, such as this Form 10-K, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosures. As of December 31, 2008 or the Evaluation Date, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective at the reasonable assurance level.
Item 15. Exhibits, Financial Statement Schedules, page 87
12.	Comment: We note that it appears you have not filed on EDGAR certain exhibits and schedules to the documents you have filed as Exhibits to the Form 10-K pursuant to Item 601(b)(10) of Regulation S-K. For example, certain schedules and exhibits to the credit agreement filed as Exhibit 10.1 and the credit agreement filed as Exhibit 10.35 have not been filed on EDGAR. Please advise. Refer to Item 601(b)(10) of Regulation S-K.
Response: In our Form 10-Q for the quarter ended June 27, 2009, we will file revised exhibits related to the Credit Agreement dated as of November 30, 2004, among Altra Industrial Motion, Inc. and certain subsidiaries of the Company, as Guarantors, the financial institutions listed therein , as Lenders, and Wells Fargo Bank, as Lead Arranger and the Credit Agreement, dated as of April 5, 2007, among Altra Industrial Motion, Inc. and certain of its subsidiaries, as Guarantors, the financial institutions listed therein, as Lenders and Wells Fargo Foothill, Inc. as Arranger and Administrative Agent filed as Exhibit 10.1 and 10.35, respectively in our Annual Report on Form 10-K. In addition, in future filings we will include all exhibits and schedules to the Exhibits as required by item 601(b)(10) of Regulation S-K.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

13.	Comment: We note that you have entered into indemnification agreements with your directors and executive officers. However, it does not appear that you have filed these agreements as exhibits to the Form 10-K. Please advise.
Response: The form of indemnification agreement was previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 27, 2008. In applicable future periodic report filings, we will include the form of indemnification agreement in the Exhibits as required by Item 601(b)(10) of Regulation S-K.
Signatures, page 97
14.	Comment: We note that you are missing the following language and the accompanying signatures pursuant to Form 10-K instructions: “Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.” Please provide both signature sections pursuant to Form 10-K instructions.
Response: In applicable future periodic report filings, we will file the language and the accompanying signatures in both signature sections pursuant to Form 10-K instructions.
Exhibits 31.1 and 31.2
15.	Comment: We note changes to the certifications including in the fourth paragraph that the term “internal control over financial report” is used instead of “internal control over financial reporting” and in paragraph 4(d) the language “year ended December 31, 2008” is used instead of “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report).” We also note similar changes in the certifications contained in your Form 10-Q for the quarter ended March 31, 2009. Please file the certifications in the exact form as set forth in Item 601 (b)(31)(i) of Regulation S-K.
Response: In applicable future periodic report filings, we will file the certifications in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
7. Goodwill and Intangible Assets, page 9
16.	Comment: We note your disclosure on page 36 of your 2008 Form 10-K that if market conditions continue to deteriorate in 2009 you may be required to recognize additional impairment charges. For the quarter ended March 31, 2009, we note market capitalization was less than total stockholders’ equity, net sales declined 23.7% as compared to the same period in 2008 and your share price declined by approximately 51% from December 31, 2008, to March 31, 2009. Given these factors, please advise us and disclose in future filings whether you performed impairment test/assessments for your intangible assets including goodwill. If not, please explain the factors you considered in concluding that an impairment test/assessment was not necessary. Refer to paragraphs 17, 26 and 28 of SFAS 142 and paragraph 8 of SFAS 144 for guidance.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Response: During the first quarter of 2009, in accordance with paragraph 28 of SFAS 142, we reviewed each of our reporting units to determine whether there were any indicators that an impairment assessment was necessary. As disclosed on page 32 of our 10-K, we believe that the revenue and profitability growth rate in the long-range plan is one of our significant judgments when determining the fair value of our reporting units. To ensure that the revenue and profitability judgments did not change significantly from year-end, we compared our 2009 forecasted revenues and operating income used in the December 31, 2008 goodwill impairment analysis to the 2009 forecast that existed as of March 28, 2009, for each of our reporting units. We did not identify any business units that had forecasts that were significantly lower than the expectation from year-end. We reviewed the first quarter results for each of the reporting units noting that there were no reporting units that had operating losses or negative cash flows.
In addition, as disclosed on page 32 of our 10-K, we believe that the discount rate used in our fair value calculation is a significant judgment when determining the fair value of our reporting units. We reviewed the discount rate assumption as of the end of our first quarter and did not note a significant change from the assumption used at year end.
The stock price on the final day of our first quarter was $4.49, which resulted in a market capitalization of approximately $120 million, a 43% decrease from December 31, 2008. Our book value as of the end of the first quarter was approximately $128.7 million, 7% less than our market capitalization. When considering if the decrease in our market capitalization was an indicator of goodwill impairment, we noted extreme volatility in our stock price during the first three months of 2009, our stock price ranged from $3.35 to $9.05. As of May 5, 2009, the day we filed our Form 10-Q our stock price was $7.20.
We concluded that when considered with the other factors, the decrease in the market capitalization alone was not an indicator of goodwill impairment due to the volatility in our stock price during the first quarter and the volatility in the overall stock market.
In applicable future filings, we will disclose whether we have performed an impairment analysis for our goodwill and intangible assets and disclose the factors considered in concluding that an impairment test/assessment was or was not necessary.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 21
17.	Comment: We note that in March 2009 you adopted a new restructuring plan involving headcount reductions and consolidation of facilities with a total cost of $12.1 million to $14.5 million. As these costs may have a material impact to your operating results, please provide all of the disclosures required by SAB Topic 5:P.4. Specifically, please disclose the following in future filings, as applicable, for each restructuring plan:
•	The expected effects on future earnings and cash flows resulting from the exit plan including quantification of the dollar amounts and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity.
•	The periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Response: In applicable future filings, beginning with our Form 10-Q for the 2nd quarter of fiscal year 2009, in accordance with SAB Topic 5:P.4, we will enhance our disclosure surrounding the status of our restructuring plans. We will continue to disclose the severance, moving and relocation costs and non-cash impairment incurred to date. In addition, we will disclose the expected severance, moving and relocation costs and non-cash impairment for the remainder of the restructuring program by period. We will begin to disclose our expected savings by income statement line item and our success at achieving these savings.
18.	Comment: In future filings, please disclose whether you were in compliance with all covenant requirements associated with all of your borrowings.
Response: In applicable future filings, we will disclose whether we are in compliance with all covenant requirements associated with all of our borrowings. We will use disclosure language similar to that which we previously disclosed both in the Liquidity and Capital Resources on page 41 and in the long term debt footnote to the financial statements of our Annual Report on Form 10-K for the year ended December 31, 2008.
19.	Comment: We note that your 9% Senior Secured Notes and 11.25% Senior Notes contain covenants that put substantial limitations on Altra Industrial. If these covenants include financial covenants that Altra Industrial is required to meet, please provide a description of each of the financial covenants and disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants, if there is a reasonably likely chance you could breach these covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 50l.13.c. of the Financial Reporting Codification for guidance.
Response: The 9% Senior Secured Notes and the 11.25% Senior Notes contain covenants that put substantial limitations on Altra Industrial however, there are no financial covenants for either the 9% Senior Secured Notes or the 11.25% Senior Notes. There are financial covenant requirements related to the Senior Revolving Credit Agreement that become applicable only if the availability under the Agreement drops below $12.5 million. Our availability under the Senior Revolving Credit Agreement has never dropped below $12.5 million and we do not believe that it will in the foreseeable future. Accordingly, the financial covenant requirements related to the Senior Revolving Credit Agreement have never been applicable.
In applicable future filings, we will include disclosure similar to the disclosure in the liquidity and capital resources section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as follows:
Altra Industrial’s Senior Revolving Credit Agreement provides for senior secured financing of up to $30.0 million, including $10.0 million available for letters of credit. The Senior Revolving Credit Agreement requires us to comply with a minimum fixed charge coverage ratio of 1.20 for all four quarter periods when availability falls below $12.5 million. Our availability under the Senior Revolving Credit Agreement has never dropped below $12.5 million and we do not believe that it will in the foreseeable future. Our 9% Senior Secured Notes and our 11 1/4% Senior Notes do not contain any financial covenants.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Definitive Proxy Statement
Base Salary, page 17
20.	Comment: We note the salary increase for Mr. Christenson for assuming the role of president and chief executive officer. Please clearly explain how the compensation committee set his base salary. For example, you indicate that base salaries were set in 2007 to match market median levels and that there were no increases in 2008 because of market conditions. Please show us in your supplemental response what the revisions will look like.
Response: In applicable future filings we will include expanded disclosure similar to the following:
On March 2, 2009, the Compensation Committee approved the 2009 compensation for the named executive officers (retroactive to January 1, 2009) after a review of competitive market data and consideration of current market and economic conditions. In connection with Mr. Christenson’s promotion to the position of President and Chief Executive Officer and Mr. Hurt’s transition to the position of Executive Chairman, both of which were effective January 1, 2009, the Compensation Committee approved adjustments to the base salaries of Messrs. Christenson and Hurt to reflect their new positions and responsibilities. In setting Mr. Christenson’s new base salary, the Compensation Committee considered a number of factors including Mr. Christenson’s new job responsibilities, his level of experience, the peer group benchmarking data contained in the 2007 Hay Group report, the base salary previously received by Mr. Christenson during his tenure as the Company’s Chief Operating Officer and the base salary previously received by Mr. Hurt during his tenure as the Company’s Chief Executive Officer. Given the current global recession and uncertain economic environment, the Compensation Committee did not approve base salary increases for the remaining named executive officers.
Annual Cash Incentives, page 18
21.	Comment: Please disclose the following information regarding the annual cash incentives for each of your named executive officers:
•	the 2008 sales and earnings growth target to be achieved by the named executive officers,

•	the 2008 actual adjusted EBITDA, working capital management number of turns, and sales and earnings growth used to determine the annual cash incentive payout,

•	the weighting of these three goals, and

•	the actual payouts under the MICP program.
Please consider demonstrating how the payouts are determined through an illustrative example or table. Please show us in your supplemental response what the revisions will look like.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Response: In applicable future filings, we will include expanded disclosure similar to the following:
Our executive officers are eligible to participate in the Company’s Management Incentive Compensation Program (“MICP”). Under the MICP, the Compensation Committee establishes an annual target bonus opportunity for each of our executive officers based upon the Company’s achievement of certain financial performance targets. The financial performance targets in 2008 were based on adjusted EBITDA, working capital management goals and sales and earnings growth. The adjusted EBITDA target consists of earnings before interest, income taxes, depreciation and amortization and is adjusted further for certain non-recurring costs, including, but not limited to, inventory fair value adjustments recorded in connection with acquisitions. The adjusted EBITDA target for fiscal 2008 was approximately $99 million. The working capital management target is based on the number of working capital turns for the year. The working capital management target for fiscal 2008 was approximately 4.9 turns. The sales and earnings growth target is based on the growth of sales and recurring earnings per share compared to the prior year. The sales growth target for fiscal 2008 was three percent (3%) and the earnings growth target for fiscal 2008 was recurring earnings per share of $1.22. Our executive officers are not entitled to a bonus under the MICP if the Company does not achieve at least 80% of the adjusted EBITDA target.
The Compensation Committee annually establishes a target bonus opportunity for each executive officer which represents the percentage of base salary to be received by the executive officer as a cash bonus if the Company meets its adjusted EBITDA and working capital management targets. This target percentage is then adjusted upwards or downwards by plotting actual adjusted EBITDA results on an established EBITDA target performance grid. The resulting percentage is then further adjusted upwards or downwards by plotting actual working capital turns on an established working capital turns performance grid. As a final step, the resulting percentage may be further adjusted upward (but not downward) based on plotting actual recurring earnings per share and sales growth against a pre-established targeted recurring earnings per share and sales growth matrix. There is no reduction to the executives’ incentive compensation if the recurring earnings per share and sales growth target is not met.
For fiscal year 2008, Messrs. Hurt, Christenson, Storch, Ferris and Schuele had target bonus percentage amounts of 75%, 65%, 50%, 50% and 40% of their respective base salary. The Company’s actual results for fiscal 2008 were adjusted EBITDA of approximately $103 million which exceeded the adjusted EBITDA target, working capital turns of approximately 4.5 which was slightly below the working capital management target, and recurring earnings per share of $1.45 and net sales growth excluding acquisitions of 3.6% which exceeded the recurring earnings per share and sales growth target. Based upon these results and the combined above target performance of the Company, the Compensation Committee approved bonuses to each of Messrs. Hurt, Christenson, Storch, Ferris and Schuele equal to approximately 113%, 98%, 76%, 76% and 60% of their respective base salary. Accordingly, Messrs. Hurt, Christenson, Storch, Ferris and Schuele received MICP bonus payouts of $657,720, $360,933, $257,040, $155,736 and $113,376, respectively. Any bonuses earned are fully paid in cash following the end of the year earned and after the completion of the consolidated financial statement audit.

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Long-Term Incentive, page 19
22.	Comment: Please describe how the Compensation Committee determined the size of the restricted stock grants for each of the named executive officers. Please show us in your supplemental response what the revisions will look like.
Response: In applicable future filings, we will include expanded disclosure similar to the following:
Long-Term Incentive Compensation
We believe that equity-based compensation ensures that our executives have a continuing stake in the long-term success of the Company. We issue equity-based compensation in the form of restricted stock, which generally vests ratably over a period of years. The purpose of these equity incentives is to encourage stock ownership, offer long-term performance incentive and to more closely align the executive’s compensation with the return received by the Company’s stockholders.
During its review of the Company’s long-term incentive compensation structure for its executive officers, the Compensation Committee noted the Hay Group’s recommendation that long-term incentive grants be made to the Company’s executive officers to further align executive officers compensation with the long-term performance of the Company and to aid in retention. The Compensation Committee therefore determined that it was appropriate and in the best interests of the Company and its stockholders to make incentive grants to the executive officers as a component of total compensation. The Compensation Committee annually establishes a target long term incentive opportunity for each executive officer which represents a percentage of base salary to be received by the executive officer as a long term incentive grant. In setting the target percentage of base salary for the long-term incentive grant, the Compensation Committee considers a number of factors including the individual executive’s responsibilities, the peer group benchmarking data contained in the 2007 Hay Group report, and the mixture of elements of total compensation. The Compensation Committee in its discretion may then adjust the target incentive grant upwards or downwards to reflect overall company performance and the performance of the individual executive. On February 3, 2009, the Compensation Committee approved the following grants of restricted stock, which, with the exception of Mr. Hurt’s grant, will vest in equal annual installments on August 3, 2009, August 3, 2010, August 3, 2011 and August 3, 2012, for each of the named executive officers set forth below:

	Number of Shares	Cash Value at
Officer	Granted	time of Grant
Michael L. Hurt	17,291	$120,000
Carl R. Christenson	79,377	$550,875
Christian Storch	24,496	$170,000
Gerald Ferris	10,389	$72,100
Craig Schuele	9,454	$65,611

Terrance O’Brien
Securities and Exchange Commission
June 30, 2009

Mr. Hurt’s grant vested in its entirety on February 3, 2009, the date of grant.
23.	Comment: We note that you provide only two years of compensation information. Item 402(c)(1) of Regulation S-K requires that you provide three years of information. Please advise.
Response: In applicable future filings, we will provide three years of compensation information as required by Item 402(c)(1) of Regulation S-K.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Assistant Treasurer at (781) 917-0600.

Sincerely,

ALTRA INDUSTRIAL MOTION, INC.

By:
Christian Storch Chief Financial Officer

ALTRA HOLDINGS, INC.

By:
Christian Storch Chief Financial Officer

APPENDIX A

	2006			2007			2008			Q1 2008			Q1 2009
			Recurring			Recurring			Recurring			Recurring			Recurring
		Recurring	operating		Recurring	operating		Recurring	operating		Recurring	operating		Recurring	operating
		operating	income as a %		operating	income as a		operating	income as a		operating	income as a %		operating	income as a
	Sales	Income	of sales	Sales	Income	% of sales	Sales	Income	% of sales	Sales	income	of sales	Sales	Income	% of sales

Overrunning Clutches & Engineered Bearing (“OCB”)	92,022	12,473	13.6%	100,600	14,208	14.1%	111,282	16,928	15.2%	29,259	4,224	14.4%	19,193	1,256	6.5%
Electro Magnetic Clutches & Brakes (“ECB”)	176,474	12,469	7.1%	205,396	18,736	9.1%	207,154	22,089	10.7%	58,062	7,953	13.7%	39,378	1,746	4.4%
Gearings and Belted Drives (“G&BD”)	99,931	10,893	10.9%	141,640	23,840	16.8%	146,761	19,296	13.1%	37,193	5,824	15.7%	24,758	1,740	7.0%
Engineered Couplings (“Couplings”)	49,131	3,218	6.5%	83,799	9,472	11.3%	110,574	13,880	12.6%	25,760	2,900	11.3%	24,897	1,974	7.9%
Heavy Duty Clutches & Brakes (“HDCB”)	56,642	5,857	10.3%	72,070	7,740	10.7%	78,604	12,046	15.3%	16,983	2,015	11.9%	19,563	2,745	14.0%
Total Coprorate	—	(7,675)		—	(8,017)		27	(5,505)	-20097.8%	20	(1,561)	-7881.6%	28	(568)

Total without eliminations	474,201			603,505			654,404			167,277			127,818
Eliminations	(11,916)			(19,129)			(19,068)			(4.095)			(3,278)

Total per above	462,285	37,235		584,376	65,979		635,336	78,734		163,182	21,354		124,540	8,893
Total recurring operating income	462,285	37,235		584,376	65,979		635,336	78,734		163,182	21,354		124,540	8,893
Difference	(0)	(0)		(0)	0		(0)	(0)		0	0		(0)	(0)

Reconciling items to US GAAP operating income

(Gain) loss from post-retirement benefit plan		(3,838)			2,745			(925)			—			(1,467)
Restructuring costs		—			2,399			2,310			733			1,872
Goodwill impairment		—			—			31,810			—			—

GAAP operating income		41,073			60,835			45,539			20,621			8,488
Per l0-K		41,073			60,835			45,539			20,621			8,488

Difference		—			—			—			—			—

	2006				2007				2008				Q1 2008				Q1 2009
				Gross				Gross Profit		% of		Gross Profit				Gross Profit				Gross Profit
	Sales	% of total	Gross Profit	Profit %	Sales	% of total	Gross Profit	%	Sales	total	Gross Profit	%	Sales	% of total	Gross Profit	%	Sales	% of total	Gross Profit	%

OCB	92,022	19.41%	25,434	27.6%	100,600	16.67%	26,415	26.3%	111,282	17.01%	30,654	27.5%	29,259	17.49%	7,828	26.8%	19,193	15.02%	4,018	20.9%
ECB	176,474	37.22%	42,956	24.3%	205,396	34.03%	52,746	25.7%	207,154	31.66%	58,177	28.1%	58,062	34.71%	16,470	28.4%	39,378	30.81%	9,947	25.3%
G&BD	99,931	21.07%	27,995	28.0%	141,640	23.47%	44,351	31.3%	146,761	22.43%	41,107	28.0%	37,193	22.23%	11,295	30.4%	24,758	19.37%	6,266	25.3%
Couplings	49,131	10.36%	13,255	27.0%	83,799	13.89%	23,805	28.4%	110,574	16.90%	32,186	29.1%	25,760	15.40%	7,196	27.9%	24,897	19.48%	6,379	25.6%
HDCB	56,642	11.94%	15,830	27.9%	72,070	11.94%	20,045	27.8%	78,604	12.01%	25,263	32.1%	16,983	10.15%	5,026	29.6%	19,563	15.31%	5,431	27.8%
Total Corporate	—	0.00%	(21)		—	0.00%	(2,095)		27	0.01%	(1,295)	-4726.4%	20	0.00%	(16)	-82.2%	28	0.01%	163	591.5%

Subtotal	474,201				603,505				654,404				167,277				127,818

Eliminations	(11,916)				(19,129)				(19.068)				(4,095)				(3,278)

Total per above	462,285		125,449		584,376		165,267	28.28%	635,336		186,092	29%	163,182		47,798	29%	124,540		32,203	26%
Total per 10-K	462,285		125,449		584,376		165,267	28.28%	635,336		186,092	29%	163,182		47,798	0	124,540		32,203	0
Difference	(0)		(0)		(0)		(0)		(0)		(0)		0		0	0	(0)		(0)	(0)